SEC
Mail Processing
Section

NOV 29 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16022340

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-66015 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2015 AND ENDING 09/30/2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd,
(No. and Street)

| Essex | CT | 06426 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Terribile 860-767-4300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley P.C.
(Name – *if individual, state last, first, middle name*)

| 280 Trumbull St. 24th Floor | Hartford | CT | 06103-3509 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED
2016 NOV 29 PM 3:00
SEC / TM

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 29 2016
RECEIVED

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristin E Estep
Notary Public State of Connecticut
Commission Number 147747
My Commission Expires 03/31/2017

Signature

FinOp
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66015 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd,
(No. and Street)

| Essex | CT | 06426 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terrible 860-767-4300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley P.C.
(Name – *if individual, state last, first, middle name*)

| 280 Trumbull St. 24th Floor | Hartford | CT | 06103-3509 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Kristin E Estep
Notary Public State of Connecticut
Commission Number 147747
My Commission Expires 03/31/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EssexFinancialServices

*Financial Statements*

*for Regulatory Filing*

September 30, 2016

# EssexFinancialServices

## Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

## Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank
Essex, Connecticut

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2016 and 2015 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Essex Financial Services, Inc. as of September 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1, Computation of Net Capital under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identified supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 22, 2016

## Statements of Financial Condition

September 30, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 2,635,582 | $ 2,282,190 |
| Receivables from brokers or dealers | 84,698 | 65,427 |
| Other income receivable | 167,029 | 240,465 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $826,425 and $735,856 at September 30, 2016 and 2015, respectively | 281,172 | 305,387 |
| Other assets | 721,989 | 810,307 |
| **Total assets** | $ 3,890,470 | $ 3,703,776 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Accrued expenses and other liabilities | $ 1,099,251 | $ 1,267,958 |
| Deferred revenue | 944,374 | 970,560 |
| Total liabilities | 2,043,625 | 2,238,518 |
| Stockholders' equity | | |
| Common stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value | 502,000 | 502,000 |
| Paid-in capital | 750,000 | 550,000 |
| Retained earnings | 594,845 | 413,258 |
| Total stockholders' equity | 1,846,845 | 1,465,258 |
| **Total liabilities and stockholders' equity** | $ 3,890,470 | $ 3,703,776 |

The accompanying notes are an integral part of the financial statements.

# EssexFinancialServices

## Statements of Income

For the years ended September 30, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| **Commission and other income** | | |
| Commissions on transactions in exchange listed equity securities executed on an exchange | $ 206,027 | $ 257,662 |
| Commissions from other securities | 5,370 | 555 |
| Revenue from sales of investment company shares | 356,822 | 441,145 |
| Fees for account supervision, investment advisory and administrative services | 16,117,199 | 16,550,270 |
| Other income | 1,454,168 | 1,325,099 |
| Total commission and other income | 18,139,586 | 18,574,731 |
| **Expenses** | | |
| Employee compensation and benefits | 12,503,858 | 13,359,012 |
| Regulatory fees and expenses | 401,373 | 192,441 |
| Other expenses | 4,927,183 | 5,426,961 |
| Total expenses | 17,832,414 | 18,978,414 |
| **Income (loss) before income tax expense (benefit)** | 307,172 | (403,683) |
| **Income tax expense (benefit)** | 125,585 | (148,764) |
| **Net income (loss)** | $ 181,587 | $ (254,919) |

The accompanying notes are an integral part of the financial statements.

## Statements of Changes in Stockholder's Equity

For the years ended September 30, 2016 and 2015

| | Common stock | Paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|
| **Balance as of September 30, 2014** | $ 502,000 | $ 250,000 | $ 668,177 | $1,420,177 |
| Net loss | - | - | (254,919) | (254,919) |
| Contributed capital from parent | - | 300,000 | - | 300,000 |
| **Balance as of September 30, 2015** | 502,000 | 550,000 | 413,258 | 1,465,258 |
| Net income | - | - | 181,587 | 181,587 |
| Contributed capital from parent | - | 200,000 | - | 200,000 |
| **Balance as of September 30, 2016** | $ 502,000 | $ 750,000 | $ 594,845 | $1,846,845 |

The accompanying notes are an integral part of the financial statements.

## Statements of Cash Flows

For the years ended September 30, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | $ 181,587 | $ (254,919) |
| Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities: | | |
| Depreciation and amortization expense | 90,569 | 83,538 |
| Deferred income taxes | 27,501 | (50,369) |
| Net change in: | | |
| Fair value of marketable securities | - | (61) |
| Receivables from brokers or dealers | (19,271) | 5,979 |
| Other income receivable | 73,436 | 43,005 |
| Other assets | 60,817 | 2,397 |
| Accrued expenses | (122,645) | (14,013) |
| Deferred revenue | (26,186) | 13,757 |
| Other liabilities | (46,062) | (48,839) |
| **Net cash provided by (used by) operating activities** | 219,747 | (219,525) |
| **Cash flows from investing activities** | | |
| Redemption of marketable securities, net | - | 19,957 |
| Purchase of furniture, equipment and leasehold improvements | (66,354) | (34,641) |
| **Net cash used by investing activities** | (66,354) | (14,684) |
| **Cash flows from financing activities** | | |
| Contributed capital from parent | 200,000 | 300,000 |
| **Net cash provided by financing activities** | 200,000 | 300,000 |
| Increase in cash and cash equivalents | 353,393 | 65,791 |
| Cash and cash equivalents at beginning of period | 2,282,190 | 2,216,399 |
| **Cash and cash equivalents at end of period** | $ 2,635,582 | $ 2,282,190 |

The accompanying notes are an integral part of the financial statements.

**1. Description of Business**
Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

The Company is a wholly-owned subsidiary of Essex Savings Bank.

**2. Basis of Presentation**
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 22, 2016, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

**3. Summary of Significant Accounting Policies**

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2016 is approximately $116,608 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

*Furniture, Equipment and Leasehold Improvements*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the years ended September 30, 2016 and 2015 of $90,569 and $83,538 respectively, was computed using the straight line and accelerated methods.

*Commissions and Investment Advisory Income*

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Income Taxes*

For Federal income tax purposes, the Company is included in the consolidated tax return of its parent company, Essex Savings Bank. For the purposes of reporting Federal income taxes, the Company is allocated taxes as if it files a separate Federal tax return. Any resulting current and deferred taxes represents amounts due to or from Essex Savings Bank.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

*Advertising Costs*

The Company expenses all advertising costs as they are incurred. Total advertising costs were $1,057 and $7,101 for the years ended September 30, 2016 and 2015, respectively.

*Recent Accounting Pronouncements*

*ASU No. 2014-09 -Revenue from Contracts with Customers (Topic 606).* The ASU establishes a single comprehensive model for an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, and will supersede nearly all existing revenue recognition guidance, to clarify and converge revenue recognition principles under US GAAP and IFRS. The update outlines five steps to recognizing revenue: (i) identify the contracts with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations; (v) recognize revenue when each performance obligation is satisfied. The update requires more comprehensive disclosures, relating to quantitative and qualitative information for amounts, timing, the nature and uncertainty of revenue, and cash flows arising from contracts with customers, which will mainly impact construction and high-tech industries. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Accordingly, the amendments are effective for annual periods beginning after December 15, 2017. Early adoption is permitted for annual and interim reporting periods beginning after December 15, 2016. An entity may elect either a full retrospective or a modified retrospective application. The Company does not expect the application of this guidance to have a material impact on the Company's financial statements.

*ASU 2016-02, Leases (Topic 842).* The amendments in this ASU require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Accounting by lessors will remain largely unchanged. The guidance will be effective for annual periods, and interim periods within those annual periods, beginning, for the Company, on October 1, 2019, with early adoption permitted. Adoption will require a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented. The Company does not expect the application of this guidance to have a material impact on the Company's financial statements.

**4. Net Capital and Other Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company's regulatory net capital was $786,367, which exceeded required net capital by $650,125. Aggregate indebtedness was $2,043,625, resulting in a ratio of aggregate indebtedness to net capital of approximately 2.60 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

**5. Operating Leases**

The Company leases office equipment under operating leases. At September 30, 2016, the future minimum lease payments under these office equipment leases are as follows:

| | | Amount |
|---|---|---|
| Year ending September 30, | 2017 | $ 28,725 |
| | 2018 | 28,040 |
| | 2019 | 24,357 |
| | 2020 | 2,448 |
| Total minimum lease payments | | $ 83,570 |

The Company entered into a ten year lease agreement in 1998 to rent its primary office space from Rafal Family Limited Liability Company, a related party. On June 1, 2013, the Company exercised its second five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has one remaining renewal option with a term of five years. On October 26, 2015, Essex Savings Bank, a related party, purchased the Company's primary office from Rafal Family Limited Liability Company, and assumed the lease agreement.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company pays an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods. During the year ended September 30, 2013, the Company exercised its first five-year renewal option.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The Company exercised its renewal option for one additional five-year period in 2015.

On October 13, 2015, the Company entered into a lease agreement for office space in Southport, Connecticut with an unrelated entity. The lease calls for an initial annual fixed rent of $35,908, plus normal costs associated with a triple net lease arrangement, with periodic increases throughout the term of the lease. The initial term of the lease is 63 months.

At September 30, 2016, future minimum rental payments called for under the leases were as follows:

| | | Amount |
|---|---|---|
| Year ending September 30, | 2017 | $ 362,628 |
| | 2018 | 334,270 |
| | 2019 | 276,499 |
| | 2020 | 277,655 |
| Total minimum rental payments | | $ 1,251,052 |

Rent expense for the years ended September 30, 2016 and 2015 was $353,252 and $326,320, respectively.

**6. Income Taxes**
The provision for income tax expense (benefit) for the years ended September 30, 2016 and 2015 consisted of the following components:

| | Current | Deferred | Total |
|---|---|---|---|
| **September 30, 2016** | | | |
| Federal income tax expense | $ 88,928 | $ 18,105 | $ 107,033 |
| State income tax expense | 9,156 | 9,396 | 18,552 |
| Income tax expense | $ 98,084 | $ 27,501 | $ 125,585 |
| **September 30, 2015** | | | |
| Federal income tax expense (benefit) | $ (98,645) | $ (18,130) | $ (116,775) |
| State income tax expense (benefit) | 250 | (32,239) | (31,989) |
| Income tax expense (benefit) | $ (98,395) | $ (50,369) | $ (148,764) |

The Company's deferred tax asset at September 30, 2016 and 2015, included in other assets, was as follows:

| | 2016 | 2015 |
|---|---|---|
| Contribution carryforwards | $ 47,874 | $ 70,583 |
| State net operating losses and credits | 46,365 | 52,570 |
| Depreciation | (32,471) | (33,884) |
| Deferred tax asset | $ 61,768 | $ 89,269 |

Management regularly analyzes their tax positions and at September 30, 2016, does not believe that the Company has taken any uncertain tax positions. As of September 30, 2016, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2012 through 2015.

**7. Profit Sharing Contributions**
The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2016 and 2015 were $283,245 and $262,512, respectively.

**8. Concentrations of Credit Risk**
The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2016, uninsured cash balances were $1,306,333. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's. At September 30, 2016, the money funds balances were $84,698, and were fully insured up to $250,000.

**9. Related Party Transactions**
At December 31, 2016 and 2015, cash balances of $1,192,951 and $837,479, respectively, relate to accounts with Essex Savings Bank.

The Company paid management fees of $360,000 to Essex Savings Bank during both of the years ended September 30, 2016 and 2015.

The Company also received investment advisory fee income from related parties during the years ended September 30, 2016 and 2015 totaling $37,375 and $35,917 respectively.

See Note 5 for a description of related party leases.

**Computation of Net Capital under SEC Rule 15c3-1**

| | | September 30, 2016 |
|---|---|---|
| **Computation of Net Capital:** | | |
| Total stockholders' equity | | $ 1,846,845 |
| Deductions - | | |
| Non-allowable assets: | | |
| Furniture, equipment, and leasehold improvements, net | $ 281,172 | |
| Commissions receivable - 12B-1 fees | 57,062 | |
| Other assets | 722,244 | |
| Total non-allowable assets | | 1,060,478 |
| Net capital before haircuts on securities positions | | 786,367 |
| Haircuts on securities - other securities | | - |
| **Net capital** | | $ 786,367 |
| **Aggregate Indebtedness:** | | |
| Accounts payable, accrued expenses and other liabilities | | $ 2,043,625 |
| **Total aggregate indebtedness** | | $ 2,043,625 |
| **Computation of basic net capital requirement:** | | |
| Net capital requirement, greater of - | | |
| Minimum net capital required, 6-2/3% of aggregate indebtedness | | $ 136,242 |
| Defined minimum dollar net capital requirement | | $ 50,000 |
| Net capital requirement | | $ 136,242 |
| Excess net capital | | $ 650,125 |
| Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement | | $ 582,005 |
| **Ratio of aggregated indebtedness to net capital** | | 2.60 |
| **Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2016:** | | |
| Net capital, as reported in Part IIA (unaudited) FOCUS report | | $ 770,624 |
| Closing adjustments, identified after initial filing | $ 15,743 | |
| Audit adjustments | - | |
| | | 15,743 |
| **Net capital** | | $ 786,367 |

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Essex Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Essex Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Financial Services, Inc. stated that Essex Financial Services, Inc. met the identified exemption provisions throughout the period from October 1, 2015 through September 30, 2016. Essex Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 22, 2016

ESSEX FINANCIAL SERVICES
MEMBER FINRA, SIPC
176 WESTBROOK ROAD
P.O. BOX 999
ESSEX, CT 06426-0999

TELEPHONE
860-767-4300
800-900-5972

FAX 860-767-4310
WWW.ESSEXFINANCIALSERVICES.COM

**Management Assertion Regarding Exemption Provisions**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

Essex Financial Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, we as members of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company is exempt under SEC Rule 15c3-3(k)(2)(ii);
- The Company has procedures and controls in place to monitor compliance with the exemption cited above;
- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2015 through September 30, 2016.

**Essex Financial Services, Inc.**

By: [signature]
William Terribile
FinOP

11/22/2016
Date

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66015 FINRA SEP
ESSEX FINANCIAL SERVICES INC
176 WESTBROOK RD
ESSEX, CT 06426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL O'ROURKE 860-767-4300

2. A. General Assessment (item 2e from page 2) $ 44,533

B. Less payment made with SIPC-6 filed (exclude interest) ( 22,438 )
4/29/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 22,095

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,095

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,095

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

21481

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESSEX FINANCIAL SERVICES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 9TH day of NOVEMBER, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2016
and ending 9/30/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 18,139,586 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 326,281 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 326,281 |
| 2d. SIPC Net Operating Revenues | $ 17,813,305 |
| 2e. General Assessment @ .0025 | $ 44,533 |

(to page 1, line 2.A.)

21481

**ESSEX FINANCIAL SERVICES, INC.**
P.O. BOX 999
176 WESTBROOK RD.
ESSEX, CT 06426-0999
(860) 767-4300

ESSEX SAVINGS BANK
ESSEX, CT

51-7037-2111

11/14/2016

PAY TO THE ORDER OF Securities Investor Protection Corporatio $ **22,095.00

Twenty-Two Thousand Ninety-Five and 00/100****************************************************************************** DOLLARS

Securities Investor Protection Corporatio
PO Box 92185
Washington, D.C. 20090-2185

ESSEX FINANCIAL SERVICES, INC.

AUTHORIZED SIGNATURE

MEMO SIPC-7 FY 2016 2nd Payment

⑈021481⑈ ⑆211170376⑆ 800 084 478⑈

Security features. Details on back.

ESSEX FINANCIAL SERVICES, INC. 21481

Securities Investor Protection Corporatio 11/14/2016

| Date | Type | Reference | Original Amt. | Balance Due | Discount | Payment |
|---|---|---|---|---|---|---|
| 11/9/2016 | Bill | SIPC-7 FY2016 2 | 22,095.00 | 22,095.00 | | 22,095.00 |
| | | | | | Check Amount | 22,095.00 |

Checking - Essex Savi SIPC-7 FY 2016 2nd Payment 22,095.00

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

November 22, 2016

Mr. William J. Terribile, Jr., Compliance Officer
**Essex Financial Services, Inc.**
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2016, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments that would have an impact on net capital. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2016.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2016 quarter prior to the completion of all of the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to the completion of our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Lawrence J. Carboni
Partner
Whittlesey & Hadley, P.C.